As Filed with the Securities and Exchange Commission on August 1, 2005

Registration No.: 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AXESSTEL, INC.

(Exact name of Registrant as specified in its charter)

Nevada	91-1982205
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6815 Flanders Drive, Suite 210 San Diego, California	92121
(Address of Principal Executive Offices)	(Zip Code)

(Restricted Securities and Control Securities)

2004 Equity Incentive Plan,

September 2003 Stock Option Plan,

March 2003 Stock Option Plan,

September 2002 Stock Option Plan,

2001 Stock Option Plan, and

Other Employee Benefit Plans

(Full Title of the Plan)

Mike H.P. Kwon

Chief Executive Officer

Axesstel, Inc.

6815 Flanders Drive, Suite 210

San Diego, CA 92121

(Name and Address of Agent For Service)

(858) 625-2100

(Telephone Number, Including Area Code, for Agent For Service)

Copy to:

John J. Hentrich, Esq.

Robert L. Wernli, Jr., Esq.

Sheppard, Mullin, Richter & Hampton LLP

12544 High Bluff Drive, Suite 300

San Diego, CA 92130

Ph (858) 720-8900

Fax (858) 509-3691

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $0.0001 per share	1,783,318 shares	$0.07-$4.00 (2)	$4,514,922 (2)	$529
Common Stock, par value $0.0001 per share	1,473,043 shares (3)	$3.37 (4)	$4,956,790 (4)	$583

(1)	In accordance with Rule 416 under the Securities Act of 1933, as amended, this registration statement shall be deemed to cover any additional securities that may from time to time be offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(h) promulgated under the Securities Act of 1933, as amended, based upon the respective exercise prices per share, as set forth in the following table:

Type of Shares	Number of Shares	Exercise Price Per Share ($)	Maximum Aggregate Offering Price ($)
Shares subject to outstanding stock options issued under the 2004 Equity Incentive Plan	300,000	3.41	1,023,000
	100,000	3.41	341,000
	20,000	3.25	65,000
	50,000	3.25	162,500
	50,000	3.25	162,500
	10,000	3.25	32,500
	270,000	3.35	904,500

Shares subject to outstanding stock options issued under the September 2003 Stock Option Plan	200,000	2.15	430,000

	50,000	2.25	112,500

Shares subject to outstanding stock options issued under the March 2003 Stock Option Plan	416,667	2.50	1,041,668

Shares subject to outstanding stock options issued under the September 2002 Stock Option Plan	30,000	4.00	120,000

	104,500	0.60	62,700

	66,500	0.60	39,900

Shares subject to outstanding stock options issued under the 2001 Stock Option Plan	47,677	0.26	12,396

Shares subject to an outstanding warrant to purchase common stock	67,974	0.07	4,758

TOTAL:	1,783,318		4,514,922

(3)	Includes (i) 100,000 shares of common stock awarded as inducement grants under employee benefit plans, (ii) 90,000 shares of stock awarded as director grants under employee benefit plans, (iii) 1,039,710 shares of common stock issued upon the exercise of stock options awarded under the 2001 Stock Option Plan, (iv) 83,333 shares of common stock issued upon the exercise of an option awarded under the March 2003 Stock Option Plan, and (v) 160,000 shares of common stock awarded under the 2004 Equity Incentive Plan.
(4)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) and (h) promulgated under the Securities Act of 1933, as amended, based upon the average of the high and low prices of our common shares reported on the American Stock Exchange on July 25, 2005.

EXPLANATORY NOTE

We have prepared this registration statement in accordance with the requirements of Form S-8 under the Securities Act of 1933, as amended (the “Securities Act”), to register the following 3,256,361 shares of our common stock, $0.0001 par value, issued or issuable pursuant to our employee benefit plans that are deemed to be “control securities” and/or “restricted securities” under the Securities Act:

•	800,000 shares of common stock which may be issued pursuant to issued and outstanding options awarded under the 2004 Equity Incentive Plan to Helen Chao (20,000 shares), Lixin Cheng (50,000 shares), Patrick Gray (50,000 shares), H. Clark Hickock (270,000 shares), Mike H.P. Kwon (300,000 shares), David Morash (100,000 shares) and Simon Yi (10,000 shares);

•	160,000 shares of common stock awarded under the 2004 Equity Incentive Plan to Jai Bhagat (15,000 shares), Harry Casari (45,000 shares), H. Clark Hickock (10,000 shares), Haydn Hsieh (15,000 shares), Åke Persson (45,000 shares), Eric Schultz (15,000 shares) and Seung Taik Yang (15,000 shares);

•	250,000 shares of common stock which may be issued pursuant to issued and outstanding options awarded under the September 2003 Stock Option Plan to Lixin Cheng (200,000 shares) and Patrick Gray (50,000 shares);

•	416,667 shares of common stock which may be issued pursuant to an issued and outstanding option awarded under the March 2003 Stock Option Plan to David Morash;

•	201,000 shares of common stock which may be issued pursuant to issued and outstanding options awarded under the September 2002 Stock Option Plan to Helen Chao (30,000 shares), Jin Yong (Jason) Kim (66,500 shares) and Mike H.P. Kwon (104,500 shares);

•	47,677 shares of common stock which may be issued pursuant to issued and outstanding options awarded under the 2001 Stock Option Plan to Mike H.P. Kwon;

•	67,974 shares of common stock which may be issued pursuant to an issued and outstanding warrant awarded to Mike H.P. Kwon;

•	83,333 shares of common stock sold to David Morash in July 2004 upon the partial exercise of an option awarded to Mr. Morash under the March 2003 Stock Option Plan, the sale of which was exempt from registration under the Securities Act pursuant to Rule 506 of Regulation D thereunder;

•	466,947 shares of common stock sold to Jin Yong (Jason) Kim in January 2005 upon the exercise of options awarded to Mr. Kim under the 2001 Stock Option Plan, the sale of which was exempt from registration under the Securities Act pursuant to Rule 506 of Regulation D thereunder;

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•	572,763 shares of common stock sold to Mike H.P. Kwon in October 2004 and January 2005 upon the exercise of options awarded to Mr. Kwon under the 2001 Stock Option Plan, the sales of which were exempt from registration under the Securities Act pursuant to Rule 506 of Regulation D thereunder;

•	100,000 shares of common stock awarded as inducement grants to Lixin Cheng (30,000 shares) and Simon Yi (70,000 shares), which grants were exempt from registration under the Securities Act pursuant to Section 4(2) thereunder; and

•	90,000 shares of common stock awarded as director grants to Jai Bhagat (30,000 shares), Haydn Hsieh (30,000 shares) and Seung Taik Yang (30,000 shares), which grants were exempt from registration under the Securities Act pursuant to Rule 506 of Regulation D thereunder.

This registration statement contains two parts. Pursuant to the Note to Part I of Form S-8, the information specified by Part I relating to the 2004 Equity Incentive Plan, the September 2003 Stock Option Plan, the March 2003 Stock Option Plan, the September 2002 Stock Option Plan and the 2001 Stock Option Plan is not filed with the United Stated Securities and Exchange Commission (the “SEC”), but documents containing such information will be sent or given to employees, officers and directors as specified by Rule 428(b)(1) under the Securities Act. Such documents are not being filed with the SEC but constitute (along with the documents incorporated by reference in the registration statement pursuant to Item 3 of Part II hereof) a prospectus that meets the requirements of Section 10(a) of the Securities Act.

Also included in Part I of this Form S-8 is a reoffer prospectus we have prepared in accordance with Part I of Form S-3 under the Securities Act. The reoffer prospectus may be utilized for reofferings and resales by selling stockholders of up to 3,256,361 shares of our common stock issued or issuable pursuant to our employee benefit plans, as described more fully in the reoffer prospectus. Pursuant to General Instruction C of Form S-8, the reoffer prospectus may be used for reoffers or resales of shares deemed to be “control securities” or “restricted securities” under the Securities Act that have been acquired by the selling stockholders identified in the reoffer prospectus. These securities may be reoffered and resold on a continuous or delayed basis in the future under Rule 415 of the Securities Act. The number of shares included in the reoffer prospectus represents the total number of shares that have been or may be acquired by the selling stockholders and does not necessarily represent a present intention to sell all or any of such shares.

Part II of this Form S-8 contains information required to be in the registration statement pursuant to Part II of Form S-8.

PART I

INFORMATION REQUIRED IN THE SECTION 10(A) PROSPECTUS

Pursuant to the Note to Part I of Form S-8, the information specified by Part I relating to the 2004 Equity Incentive Plan, the September 2003 Stock Option Plan, the March 2003 Stock Option Plan, the September 2002 Stock Option Plan and the 2001 Stock Option Plan is not filed with the SEC, but documents containing such information will be sent or given to employees, officers and directors as specified by Rule 428(b)(1) under the Securities Act. Such documents are not being filed with the SEC but constitute (along with the documents incorporated by reference in the registration statement pursuant to Item 3 of Part II hereof) a prospectus that meets the requirements of Section 10(a) of the Securities Act.

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REOFFER PROSPECTUS

Axesstel, Inc.

3,256,361 Shares

Common Stock

This is an offering of 3,256,361 shares of common stock, par value $0.0001 per share, of Axesstel, Inc. All of the shares are being offered by selling stockholders listed in the section of this prospectus entitled “Selling Stockholders.” These stockholders are our current or former directors, officers or employees who have acquired or may acquire the shares of common stock covered by this reoffer prospectus in connection with our 2004 Equity Incentive Plan, our September 2003 Stock Option Plan, our March 2003 Stock Option Plan, our September 2002 Stock Option Plan, our 2001 Stock Option Plan or other employee benefit plans. We will not receive any proceeds from the potential sale of the shares being offered hereby. However, we will receive the proceeds from the exercise of stock options granted pursuant to the employee benefit plans described in this reoffer prospectus.

This reoffer prospectus may be used for reoffers or resales of shares deemed to be “control securities” or “restricted securities” under the Securities Act that have been acquired by the selling stockholders identified in this reoffer prospectus. The selling stockholders may resell all, a portion, or none of the shares of common stock from time to time.

Axesstel, Inc.’s common stock is traded on the American Stock Exchange under the symbol “AFT”. The last reported sale price of the common stock on the American Stock Exchange on July 25, 2005 was $3.32 per share.

Investing in our common stock involves risks.

See “ Risk Factors” beginning on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 1, 2005.

INFORMATION CONTAINED IN THIS PROSPECTUS

You should rely only on the information we have provided or incorporated by reference in this prospectus. Neither we nor the selling stockholders have authorized anyone to provide you with additional or different information. The selling stockholders are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the front of the document and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

In this prospectus, unless otherwise indicated, “our company,” “we,” “us” or “our” refer to Axesstel, Inc. We own the trademark “Axesstel.” All other tradenames and trademarks used in this prospectus are the property of their respective owners.

THE COMPANY

We design, develop and market fixed wireless voice and data products for the worldwide telecommunications market. Fixed wireless products are stationary telephones, data terminals and broadband modems that connect to telecommunications networks using wireless transmission instead of a landline. Our current products are based on Code Division Multiple Access, or CDMA, technology and include desktop phone terminals, payphone terminals, voice/data terminals and broadband modems used for high-speed data services.

We currently sell our products to telecommunications service providers in developing countries where large segments of the population do not have access to telephone service and demand for telephone service has grown substantially in recent years. At present, our principal customers are Tata Teleservices Limited in India, TeleCard Limited in Pakistan, Telefonica Moviles, S.A. in Latin America and Telecommunicaciones Movilnet C.A., the wireless division of Compania Anonima Nacional Telefonos de Venezuela.

Our primary business in 2003 was focused on contract research and development and we engaged in only limited manufacturing and product sales on behalf of third parties. In late 2003 and early 2004, we believed that changing market factors would result in increasing demand for fixed wireless products. In response, we refocused our business to concentrate exclusively on developing, manufacturing and selling our own branded and co-branded CDMA-based fixed wireless products. All of our revenues in 2004 were generated from the sale of our voice and data desktop terminals; however, we believe an increasing portion of our revenues in 2005 will be derived from sales of our broadband data products. Our newest product is our CDMA2000 1xEV-DO broadband modem. The CDMA2000 1xEV-DO standard is a third generation, or 3G, CDMA technology used for high-speed data communications.

Our common stock is traded on the American Stock Exchange under the symbol “AFT.” Our principal executive offices are located at 6815 Flanders Drive, Suite 210, San Diego, CA 92121, and our telephone number at that address is (858) 625-2100. Our internet site is located at www.axesstel.com. Information contained in our web site is not part of this prospectus.

RISK FACTORS

An investment in our company involves a high degree of risk. In addition to the other information included in this prospectus, you should carefully consider the following risk factors in determining whether or not to purchase the shares of common stock offered under this prospectus. You should consider these matters in conjunction with the other information included or incorporated by reference in this prospectus. Our results of operations or financial condition could be seriously harmed, and the trading price of our common stock may decline due to any of these or other risks.

This prospectus contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this prospectus and include statements regarding the intent, belief or current expectations of our management, directors or officers primarily with respect to our future operating performance. Prospective purchasers of our securities are cautioned that these forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to various factors. The accompanying information contained in this prospectus, including the information set forth below, identifies important factors that could cause these differences. See “Special Note Regarding Forward-Looking Statements” below.

If we do not successfully execute our new business model, the value of your investment will decline.

Our primary business in 2003 was focused on contract research and development and we engaged in only limited manufacturing and product sales on behalf of third parties. In late 2003 and early 2004, we believed that changing market factors would result in increasing demand for fixed wireless products. In response, we refocused our business to concentrate exclusively on developing, manufacturing and selling our own branded and co-branded CDMA-based fixed wireless products. Our limited experience in executing our new business model reduces our ability to evaluate our prospects and make appropriate forecasts and assumptions with certainty. Our new business model requires that we continue to design competitive products, manufacture these products in high volumes and at increasingly lower unit cost, and sell these products at attractive prices and in increasingly large quantities. If we do not successfully execute our new business model, our results of operations will be harmed substantially and the value of your investment in our stock will decline.

We rely on a small number of customers for substantially all of our revenues and the loss of one or more of these customers would seriously harm our business.

For the year ended December 31, 2004, two of our seven customers and their affiliates accounted for approximately 86% of our revenues, of which one customer comprised approximately 71% and the other customer comprised approximately 15%. For the three months ended April 1, 2005, two of our customers and their affiliates accounted for approximately 80% of our revenues, of which one customer comprised approximately 60% and the other customer comprised approximately 20%. We expect that our dependence on a small number of customers will continue into the foreseeable future. At present, these customers generally purchase products from us on a purchase order basis. Orders covered by firm purchase orders are generally not cancelable; however, customers may decide to delay or cancel orders. In the event that we experience any delays or cancellations, we would have difficulty enforcing the provisions of the purchase order and our revenues could decline substantially. Any such decline could result in us incurring net losses, increasing our accumulated deficit and needing to raise additional capital to fund our operations.

If we cannot eliminate our operating losses, we may need to raise additional capital to continue our operations, which may not be available on commercially reasonable terms, or at all, and which may dilute your investment.

We have incurred significant operating losses since we changed our business model. For the first three months of 2005, we incurred a net loss of $1.4 million and for the year ended December 31, 2004, we incurred a net loss of $8.3 million. At April 1, 2005, we had an accumulated deficit of $13.2 million. Eliminating these losses and achieving profitability will require us to increase our revenues, reduce our manufacturing costs and manage our operating and administrative expenses. We cannot guarantee that we will be successful in achieving or maintaining profitability and eliminating our accumulated deficit. If we are unable to generate sufficient revenues to pay our expenses and our existing sources of cash and cash flows are otherwise insufficient to fund our activities, we will need to raise additional funds to continue our operations. These funds may not be available on favorable terms, or at all. Furthermore, if we issue equity or debt securities to raise additional funds, our existing stockholders may experience dilution, and the new equity or debt securities may have rights, preferences and privileges senior to those of our existing stockholders. If we are unsuccessful in eliminating our losses and reducing our accumulated deficit, and we cannot obtain additional funds on commercially reasonable terms or at all, we may be required to curtail significantly or cease our operations, which could result in the loss of all of your investment in our stock.

We depend in substantial part on the adoption and acceptance of fixed wireless telecommunications in developing countries and regions to create demand for our products.

Our target customers are large telecommunications service providers who are developing wireless services in developing countries and regions where demand for basic telephone service has grown substantially in recent years and where the cost of building a wireless telecommunications infrastructure is preferable to a traditional wireline infrastructure. We sell our products to these service providers, who in turn resell our products to their customers, the end users, to use over the services providers’ telecommunications networks. The economies in many of these countries are fragile and are subject to significant change based on world events. This results in unpredictable demand for our products. If demand for wireless infrastructure in these countries does not continue to increase, if the service providers elect to develop traditional landline infrastructure instead of fixed wireless infrastructure in these countries or if the service providers are unable to finance network expansion and fixed wireless products, demand for our products will not develop. Even if these service providers elect to develop fixed wireless infrastructure, demand for our products will not develop if the service providers are unable to sell their services and our products to the end users at affordable prices. In some instances, service providers purchase our products from us and resell the products to their end users at reduced prices in order to establish a service relationship with those users. If telecommunications service providers do not continue to subsidize the purchase of our products, our revenues may decline if end users cannot afford our products on their own.

We expect our operating results to fluctuate on a quarterly and annual basis, which could cause our stock price to fluctuate or decline.

We believe that our operating results may fluctuate substantially from quarter-to-quarter and year-to-year for a variety of reasons, many of which are beyond our control. Factors that could affect our quarterly and annual operating results include those listed below as well as others listed in this “Risk Factors” section:

•	changes in our pricing policies or those of our competitors;

•	the introduction of new products or product enhancements by us or our competitors;

•	changes in the terms of our arrangements with customers or suppliers;

•	our current reliance on large-volume orders from only a few customers;

•	the receipt and shipment of large orders or reductions in these orders;

•	variability between customer and product mix;

•	ability of our customers to accurately forecast demand for our products by their end users;

•	general economic conditions in developing countries which are in our target markets;

•	the timing of final product approvals from any major customer;

•	delays or failures to fulfill orders for our products on a timely basis;

•	the ability of our customers to obtain letters of credit that are satisfactory to us and our ability to confirm them in a timely manner;

•	our inability to forecast our manufacturing needs;

•	delays in the introduction of new or enhanced products by us or market acceptance of these products;

•	change in the financial position of our manufacturer;

•	the availability and cost of raw materials and components for our products;

•	limited use of our net operating loss carryforwards;

•	an increase in product warranty returns or in our allowance for doubtful accounts; and

•	operational disruptions, such as transportation delays or failures of our order processing system.

A substantial portion of our sales in a given quarter may depend on obtaining orders for products to be manufactured and shipped in the same quarter in which those orders are received. As a result of these factors, period-to-period comparisons of our operating results may not be meaningful, and you should not rely on them as an indication of our future performance. In addition, our operating results may fall below the expectations of public market analysts or investors. In this event, our stock price could decline significantly.

If CDMA technology does not continue to be accepted and to grow throughout the world, demand for our products will decline.

All of our current products are based on CDMA technology; therefore, our business will suffer if telecommunications service providers in markets where fixed wireless infrastructure is being developed do not elect to base their telecommunications infrastructure on CDMA technology. If a competing standard, such as GSM, is chosen by a particular telecommunications service provider, we will be unable to market our products to that service provider unless we are able to change our products to operate on that standard. This would require significant investment to modify our products or would reduce the number of service providers to which we could market our existing products. If one of our customers is purchased by a larger telecommunications service provider that uses another standard such as GSM, our customer may switch to the competing standard and our sales of CDMA fixed wireless phones could decrease.

Our growth strategy is dependent on the widespread adoption of third generation CDMA technology by telecommunications service providers.

Although we have historically generated substantially all of our revenues from sales of our voice and data desktop terminals, our future growth strategy is predicated on deriving a substantial and increasing portion of our revenues from sales of our broadband data products. Our existing broadband data products are based, and we anticipate that our future broadband data products will be based, on the CDMA2000 1xEV-DO standard, which is third generation, or 3G, CDMA technology used for high-speed data and voice communications. To date, there are only a limited number of telecommunications service providers whose networks are compatible with our CDMA2000 1xEV-DO broadband modem. Although we believe this standard will eventually be adopted by the majority of telecommunications service providers currently using CDMA technology, there can be no assurance that they will adopt the standard or if they do, how rapidly and widely the standard will be implemented. If the CDMA2000 1xEV-DO standard is not widely implemented, the market for our broadband data products will be limited, and we will not be able to execute our growth strategy unless we change our products to operate on a competing standard which is more widely deployed. Changing our products would require significant investment and place us at a distinct disadvantage in getting our products to market in a competitive manner.

We must expand our customer base in order to grow our business.

To grow our business, we must fulfill orders from our existing customers, obtain additional orders from our existing customers, develop relationships with new customers and obtain and fulfill orders from new customers. We cannot guarantee that we will be able to develop relationships with additional telecommunications service providers and obtain purchase orders from those service providers. Further, even if we do obtain purchase orders from additional telecommunications service providers, there is no guarantee that those orders will be for product quantities or at product prices that will enable us to recover our costs in acquiring those customers and fulfilling the orders. Whether we will be able to obtain additional orders for our products will depend on a number of factors, including:

•	the continued acceptance of fixed wireless products;

•	the growth in our target markets of fixed wireless infrastructure that support CDMA standards;

•	our ability to manufacture reliable products at competitive prices that have the features that are required by our customers and the end users of those products; and

•	our ability to expand relationships with existing customers and to develop relationships with new customers that will lead to additional orders for our products.

We expect to experience competitive pricing pressure for our products, which may impair our revenue growth, gross margins and ability to achieve profitability.

Pricing for fixed wireless phones has been declining along with pricing in general for telecommunications equipment and other technology products. We believe that these pricing trends will continue in the future and perhaps accelerate, particularly if large companies with greater purchasing power enter the market. Accordingly, as we reduce our selling prices, our results of operations will be adversely affected unless we can generate equivalent cost reductions in our cost of goods and otherwise.

We depend on a single third-party manufacturer to produce all of our products.

We currently rely on WNC to manufacture all of our products. Mr. Haydn Hsieh, a member of our board of directors, is the President and Chief Executive Officer of WNC. We expect to continue to rely primarily on a limited number of third-party manufacturers to produce our products. Our reliance on others for our manufacturing exposes us to a number of risks which are outside our control, including:

•	unexpected increases in manufacturing costs;

•	interruptions in shipments if a third-party manufacturer is unable to complete production in a timely manner;

•	interruptions in shipments for an extended period of time due to acts of God, war, terrorism, earthquakes, tsunamis, typhoons, damaging winds or floods or a recurrence of sudden acute respiratory syndrome or similar widespread pandemic;

•	interruptions in manufacturing and shipments for an extended period of time due to shortages of electricity or water;

•	inability to control quality of finished products;

•	inability to control delivery schedules;

•	inability to control production levels and to meet minimum volume commitments to our customers;

•	inability to control manufacturing yield;

•	inability to maintain adequate manufacturing capacity;

•	inability to secure adequate volumes of components in a timely fashion or at expected prices;

•	unwillingness of our current or future manufacturing suppliers to provide sufficient credit to support our sales;

•	manufacturing delays due to lack of financing, availability of parts, labor stoppages, disruptions or political instability in the region; and

•	scarcity of shipping containers.

In addition, we currently purchase all of our products from WNC on a purchase order basis. WNC is not obligated to accept any purchase order we submit and therefore may elect not to supply products to us on the terms we request, including terms related to specific quantities, pricing or timing of deliveries. If WNC were to refuse to fulfill our purchase orders on terms that we request or on terms that would enable us to recover our expenses and make a profit, we may lose sales or experience reduced margins, either of which would adversely affect our results of operation. Further, if WNC were to cease manufacturing our products on acceptable terms, we might not be able to identify and secure the services of a new third-party manufacturer in a timely manner or on commercially reasonable terms.

Given that we currently rely exclusively on WNC to manufacture our products, we are subject to risks affecting WNC’s business, including the transfer of its manufacturing operations to China, delays in its manufacturing process, availability of components, disruptions in its workforce or manufacturing capabilities, capacity constraints, quality control problems and compliance by WNC with import and export restrictions of the United States and foreign countries. In particular, in order to meet our projected demand, WNC may need to make additional capital expenditures, which it may choose not to do. Any of these risks could result in a delay of quality products being shipped to our customers, which could negatively impact our revenues, our reputation and our competitive position in our industry.

While we intend to open a manufacturing facility in the Republic of Korea, we may encounter delays in transitioning our manufacturing operations and difficulties in our quality controls, any of which would be likely to cause significant harm to our business.

Our decision to begin manufacturing operations in the Republic of Korea may cause us to encounter one or more potential problems that could harm our business. Such potential problems could arise in connection with ensuring the facility is designed to allow us to meet the product demand from our customers and ensuring a smooth transition of certain manufacturing of products from WNC to our manufacturing facility. If we fail to manage our manufacturing operations so that it produces quality products on time and in sufficient quantities, our reputation and results of operations could suffer.

We may experience delays in manufacturing and our costs may increase if we are unable to accurately forecast of our needs.

We utilize a rolling forecast of demand, which we and WNC use to determine our component requirements. Lead times for ordering components vary significantly and depend on various factors, such as the specific supplier, contract terms and demand for and availability of a component at a given time. If our forecasts are less than our actual requirements, we, WNC or any other third-party manufacturer that we use in the future, may not be able to manufacture products in a timely manner. Furthermore, if we cannot produce our products in a timely manner, the liquidated damages provisions in some of our contracts with our customers may result in our selling our products at a loss. If our forecasts are too high, our manufacturer will be unable to use the components it has purchased based on our requirements. The cost of the components used in our products tends to drop rapidly as volumes increase and technologies mature. Therefore, if WNC is unable to use fully components purchased based on our requirements, our cost of producing products may be higher than our competitors due to an oversupply of higher priced components.

If we do not obtain letters of credit or other forms of payment guarantee from our customers or if we choose to extend open credit terms to our customers, we may need to maintain greater working capital in the future, which may harm our ability to accept high-volume purchase orders and may create difficulties in the collection of our accounts receivable.

We have arrangements with most of our foreign customers pursuant to which we accept customer orders based on letters of credit that our customers place with us. This generally enables us to maintain a low level of working capital because we are able to quickly collect payment for the products that we deliver and pay our third-party vendors. If there are any discrepancies with the documents presented by the manufacturers, the freight forwarder or us, it may cause the letters of credit to be invalid or payment to be delayed. If a letter of credit is issued late or we experience problems collecting on letters of credit, shipments will be delayed, which may cause us to miss our quarterly financial projections. If we are unable to continue to obtain letters of credit from our customers, we may be required to maintain a greater level of working capital or borrow money in order to pay our manufacturer and third-party vendors or offer open terms to customers and obtain assurance of payment via other financial methods such as credit insurance. We had to borrow money in August 2004 to pay our operating expenses until delays in collecting on letters of credit were resolved, and we may be required to do so in the future. It is possible that current or future customers may not be able to or may be unwilling to establish letters of credit acceptable to us, which could result in a need for us to have greater working capital in order to fulfill such customers’ orders. In such an event, we would be subject to greater collections risks and might be precluded from accepting large orders from these customers because of limitations on our working capital. Any inability to accept orders could harm our ability to meet our projections and reduce our revenues. We have begun extending open credit terms to certain of our foreign customers and may continue to do so in the future on an increasing basis. If we are unable to collect on our customer accounts, we may be required to recognize bad debt expense, which would harm our results of operations.

We may decide or be forced to stock inventory of components or finished product.

We have begun stocking inventory of components in order to manufacture our own products. In addition, for competitive reasons or because of delays in the supply chain, we may be forced to stock additional components or finished product. This may require substantial working capital which would be costly and might be unavailable. The inventory we stock might become obsolete, requiring us to write it off and sustain a loss, which could be substantial.

We rely upon a license and chipsets from Qualcomm Incorporated for CDMA technology that is critical to our products.

All of our current products are based on proprietary CDMA technology that we license from Qualcomm. Our non-exclusive license from Qualcomm does not have a specified term and may be terminated by us or by Qualcomm for cause or upon the occurrence of specified events. If we were to lose access to this licensed technology, we would be forced to acquire rights to, or otherwise develop, other non-infringing technology, which would likely require us to adopt a wireless protocol other than CDMA, such as GSM and WCDMA. We might be unsuccessful in acquiring rights to, or otherwise developing, this technology, and even if we are successful, the costs of acquiring or developing this technology and adapting our products to incorporate such technology might be so great that it would preclude us from being able to sell our products at competitive prices in the market.

We also depend upon Qualcomm to provide the chipsets critical for the manufacture of our products. We purchase these chipsets from Qualcomm on a purchase order basis, and we cannot be certain that we will receive chipsets from Qualcomm on terms, including pricing, quality and timing, that allow us to deliver our products to our customers on a timely basis, or at all. From time to time, we may experience delays in receiving chipsets from Qualcomm because of increased demand in the market for these chipsets. Further, as Qualcomm modifies its chipsets, we must ensure that our products and the networks upon which our products function are compatible with the modified chipsets in accordance with the requirements of our customers.

Even if there is a second source for these chipsets, establishing a relationship with that source may be time consuming and expensive, which could adversely affect our ability to manufacture our product on a timely basis and at a price that will enable us to sell our products at a price above our cost of sales.

If we experience any delay in the delivery of chipsets, if we are unable to obtain chipsets on terms that are consistent with our expectations or if our products are not compatible with the modified chipsets, our ability to timely deliver our products to our customers and at prices that will enable us to make a profit might be harmed, which could negatively impact our gross margins, our reputation and our competitive position in the marketplace.

Qualcomm offers limited warranties and indemnities to us in connection with the non-exclusive license and chipsets. If our customers or the end users of our products look to us for specific product warranties or seek damages related to the CDMA technology or chipsets, we may be unable to obtain redress or indemnification from Qualcomm, which could result in reduced or negative gross margins, harm to our reputation if we are unable to provide remedies to our customers and general harm to our competitive position in the marketplace.

If Qualcomm does not enforce its intellectual property rights, our competitors who do not pay license fees and royalties to Qualcomm will be able to produce CDMA-based products at a lower cost than us.

Qualcomm may not protect its license and royalty structure in the fixed wireless communications market. Due to the size of the fixed wireless communications market and the number of small companies in overseas locations such as South Korea and China, Qualcomm may decide that it is unable or unwilling to protect its license and royalty structure in the fixed wireless marketplace. If Qualcomm does not strictly enforce its intellectual property rights under its patent portfolio, our competitors who do not pay license fees and royalties to Qualcomm will be able to produce product at a lower cost, which may adversely affect our competitive position in the marketplace.

We rely on limited or sole sources for many of our components.

In addition to Qualcomm, we rely on third-party vendors to supply components for the manufacture of our products. Our components are purchased on a purchase order basis. Any shortage or delay in the supply of key components may harm our ability to meet scheduled product deliveries. It is not always possible to maintain multiple qualified suppliers for all of our components and subassemblies. As a result, some key components are purchased only from a single supplier or a limited number of suppliers. If demand for a specific component increases, we may not be able to obtain an adequate supply of that component in a timely manner. In addition, if our suppliers experience financial or other difficulties, the availability of these components could be limited. We have experienced, and may experience in the future, problems in obtaining or delays in receiving adequate and reliable quantities of various components from certain key suppliers. It could be difficult, costly and time-consuming to obtain alternative sources for these components or to change product designs to make use of alternative components. If we are unable to obtain a sufficient supply of components, if we experience any interruption in the supply of components or if the cost of our components increases, our ability to meet scheduled product deliveries could be harmed, which could result in lost orders, harm to our reputation and reduced revenues.

We have little experience with the length of sales cycles for our new business model.

Until late 2003, our business was focused on contract research and development, and we engaged in only limited manufacturing and product sales on behalf of third parties. As a result, we do not have extensive experience with the length of the sales cycle for our products. Our sales cycle depends on the length of time required for adoption of new technologies in our target markets. In addition, the period between our initial contact with a potential customer and its decision to purchase our products is relatively long. The evaluation, testing, acceptance, proposal, contract negotiation, funding and implementation process can extend over many months. Based on our limited operating history, it generally takes us between three and six months to complete a sale to a customer; however, it is possible that the sales cycle may be substantially longer. As a result, we may not be successful in forecasting with certainty the sales that we will make in a given period.

If our sales cycle unexpectedly lengthens in general or for one or more large orders, the timing of our revenues and results of operations could be harmed, which in turn could reduce our revenues in any quarter. Therefore, period-to-period comparisons of our results of operations may not necessarily be meaningful, and these comparisons should not be relied upon as indications of future performance. Further, sales cycles that are longer than we expect likely will harm our ability to generate sufficient cash to cover our working capital requirements for a given period.

If we do not compete effectively in the fixed wireless telecommunications market, our revenues and market share will decline.

The markets for fixed wireless products are highly competitive, and we expect competition to increase. Many of our competitors, including LG Electronics Inc.,

Huawei Technologies Co., Ltd., ZTE Corporation, Westech Korea, Inc. and Telular Corporation, have significantly greater financial, technical and marketing resources than we do. These competitors may be able to:

•	select more accurately the new or emerging technologies desired by the market;

•	respond more rapidly than we can to new or emerging technologies;

•	respond more rapidly than we can to changes in customer requirements;

•	devote greater resources than we do to research and development efforts;

•	offer vendor financing for their products;

•	promote their products more effectively, including selling their products at a loss in order to obtain market share or bundling their products with other products that we do not offer in order to promote an end-to-end solution for their customers that we cannot match; and

•	obtain components and manufacture and sell products at lower prices as a result of efficiencies of scale or purchasing power, thereby rendering our products non-competitive or forcing us to sell our products at reduced or negative gross margins.

We currently partner with large wireless infrastructure providers who could decide to compete with us in the future. In addition, other companies that are not current competitors may enter our field rapidly, either by developing products on their own or by partnering with our competitors that already have products in existence. If we are not successful in continuing to win competitive bids, in enhancing our products and customer relationships and in managing our cost structure so that we can provide competitive prices, we may experience reduced sales and our market share may decline.

We will need to develop new products and features to meet the needs of our customers in order to be successful.

The fixed wireless telecommunications market is characterized by rapid technological advances, evolving industry standards, changing customer needs and frequent new product introductions and enhancements. To maintain and increase our revenues, we must develop and market new products and enhancements to existing products that keep pace with advancing technological developments and industry standards and that address the needs of our customers and their end users. The process of developing new technology and products is complex, uncertain and expensive, and success depends on a number of factors, including:

•	proper product definition;

•	component cost;

•	resolving technical hurdles;

•	timely completion and introduction to the market;

•	differentiation from the products of our competitors; and

•	market acceptance of our products.

We must commit significant resources for research and development of new products before knowing whether our investments will result in products the fixed wireless telecommunications market will accept. Further, we may be required to purchase licenses from third parties in connection with the development of new products and these licenses may not be available on commercially reasonable terms, or at all. Even if we successfully introduce new products and technologies, our products may not be accepted by the market or we may be unable to sell our products at prices that are sufficient to recover our investment in developing those new products. In particular, many of the end users in our target markets have low incomes and rely on subsidies from telecommunications service providers in order to purchase our products. If we fail to introduce new products at prices that are competitive and allow us to generate a profit, we will lose customers and market share and the value of our company will decline.

We may have difficulty managing further growth that we might experience.

Our business has grown at a significant rate, and at this time, we have only limited management resources to manage this growth. If we continue to experience growth in our operations, our management team and our operational, financial and accounting systems, procedures and controls will need to be expanded, which will result in increased expenses and could distract us from our business plan. Our future success will depend substantially on our ability to manage growth effectively. These challenges may include:

•	attracting and hiring additional management employees;

•	maintaining our cost structure at an appropriate level based on the net sales we generate;

•	managing manufacturing expansion projects;

•	implementing and improving our operational, financial and accounting systems, procedures and controls;

•	higher after sale service level requirements from operators or end users;

•	managing operations in multiple locations and multiple time zones;

•	reducing our operating expenses as a percentage of revenues; and

•	managing global customer base.

Any failure to maintain sales through agents and other third-party resellers, distributors and manufacturers of complementary technologies could harm our business.

To date, we have sold our products to our seven customers through our direct sales force with significant involvement from senior management and, when desirable or required by the laws of a particular jurisdiction or a prospective customer, through local agents and a network of other third parties, such as resellers, distributors and manufacturers of complementary technologies. We rely on these agents and third parties to assist us in providing customer contacts and marketing our products directly to our potential customers. When working with agents, we may enter into exclusive arrangements that preclude us from using another agent in a particular jurisdiction, which could harm our ability to develop new customer relationships.

Certain agents and other third parties are not obligated to continue selling our products, and they may terminate their arrangements with us at any time. Our ability to increase our revenues in the future will depend in large part on our success in developing and maintaining relationships with these agents and other third parties. Any failure to develop or maintain our relationships with these third parties and any failure of these third parties to effectively market our products could harm our business, financial condition and results of operations.

We depend upon the fixed wireless telecommunications industry, and any downturns in the industry may reduce our sales.

All of our sales are derived from the fixed wireless telecommunications industry, and a substantial portion of our sales are derived from customers in developing countries. In general, the global wireless telecommunications industry, particularly in developing countries, is subject to economic cycles and has experienced in the past, and is likely to experience in the future, periods of slowdown. Intense competition, relatively short product cycles and significant fluctuations in product demand characterize the industry as a whole. The wireless telecommunications industry generally is subject to rapid technological change and product obsolescence. Fluctuations in demand for our products as a result of periods of slowdown in the wireless telecommunications market or discontinuation of products or modifications developed in connection with standards or next generation products could reduce our sales.

Our products are complex and may contain errors or defects, which may cause us to incur significant unexpected expenses and lose sales.

Our products are complex and must meet stringent customer and end user requirements. Although our products are examined and tested prior to release, these tests cannot uncover all problems that may occur once our products are widely deployed to end users. We have only recently begun to sell our products. As a result, we remain uncertain as to the long-term performance attributes of our products and whether they will develop errors in the future. If errors are discovered and we are unable to promptly correct those errors, we could experience the following, any of which would harm our business:

•	costs associated with testing, verification and the remediation of any problems;

•	costs associated with design modifications;

•	loss of or delay in sales;

•	loss of customers;

•	failure to achieve market acceptance or loss of market share;

•	increased service and warranty costs;

•	liabilities and damages to our customers and end users; and

•	increased insurance costs.

Our international sales and operations subject us to various risks associated with, among other things, foreign laws, policies, economies and exchange rate fluctuations.

Our primary target markets include India, Pakistan, China, Brazil and Russia. Much of our research and development operations are in South Korea. In addition, we will begin manufacturing some of our products in South Korea with our own manufacturing operations. Our international sales and operations are subject to inherent risks, all of which could have a material adverse effect on our financial condition or results of operations. These risks affecting our international sales and operations include:

•	changes in a specific country’s or region’s political or economic conditions, particularly in emerging markets, where substantially all of our customers are located;

•	difficulties in complying with foreign regulatory requirements applicable to our operations and products;

•	difficulties in obtaining domestic and foreign export, import and other governmental approvals, permits and licenses and compliance with foreign laws, including employment laws;

•	difficulties in staffing and managing foreign operations, including work stoppages or strikes and cultural differences in the conduct of business, labor and other workforce requirements and inadequate local infrastructure;

•	trade restrictions or higher tariffs, quotas, taxes and other market barriers;

•	transportation delays and difficulties of managing international distribution channels;

•	longer payment cycles for, and greater difficulty collecting, accounts receivable;

•	political and economic instability, including wars, terrorism, political unrest, boycotts, curtailment of trade and other business restrictions; and

•	public health emergencies such as SARS and avian bird flu.

These international risks make our ability to meet the demand for wireless products unpredictable. In addition, because all of our sales are denominated in U.S. dollars, changes in foreign currency exchange rates affect the market price for our products in countries in which they are sold. If the currency of a particular country weakens against the U.S. dollar, the cost of our products in that country may increase to the service provider and end user, which may result in the service provider or end user choosing to purchase the products of one of our competitors instead of our products.

If we are unable to retain our key personnel necessary to operate our business, our ability to develop and market our products successfully could be harmed.

We depend substantially on our current executive officers and management, including Mike H.P. Kwon, our Chief Executive Officer, and David Morash, our President and Chief Financial Officer. We maintain a “key man” life insurance policy in the amount of $5.0 million for each of Mike H.P. Kwon and David Morash. However, this amount may not adequately compensate us in the event we lose their services. The loss of any key employee or the inability to attract or retain qualified personnel, including engineering, finance, accounting, sales and marketing personnel, could delay the development and introduction of, and harm our ability to sell, our products and damage the market’s perception of us. Our success also may depend on our ability to identify, attract and retain additional qualified management, engineering and sales and marketing personnel. In particular, we have experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled engineers with appropriate qualifications. Competition for qualified engineers is intense, especially in San Diego, California, where our headquarters are located, and in Seoul, South Korea, where our research and development center is located. If we lose the services of a significant number of our engineers and cannot hire and integrate additional engineers, our ability to develop our products and implement our business strategy could be harmed.

Our competitive position will be seriously damaged if we cannot protect intellectual property rights in our technology.

Our success, in part, depends on our ability to obtain and enforce intellectual property protection for our technology. We rely on a combination of contracts and trademark and trade secret laws to establish and protect our proprietary rights in our technology. However, we may not be able to prevent misappropriation of our intellectual property, and the agreements we enter into may not be enforceable. In addition, effective trademark and trade secret protection may be unavailable or limited in some foreign countries.

There is no guarantee any patent will issue on any patent application that we have filed or may file. We do not believe patents on our existing applications, if issued, will enhance our competitive position. Further, any patent that we may obtain will expire, and it is possible that it may be challenged, invalidated or circumvented. If we do not secure and maintain patent protection for our technology and products, our competitive position will be significantly harmed because it will be much easier for competitors to sell products similar to ours. Alternatively, a competitor may independently develop or patent technologies that are substantially equivalent to or superior to our technology. If this happens, any patent that we may obtain may not provide protection and our competitive position could be significantly harmed.

As we expand our product line or develop new uses for our products, these products or uses may be outside the protection provided by our current patent applications and other intellectual property rights. In addition, if we develop new products or enhancements to existing products, there is no guarantee that we will be able to obtain patents to protect them. Even if we do receive patents for our existing or new products, these patents may not provide meaningful protection. In some countries outside of the United States, patent protection is not available. Moreover, some countries that do allow registration of patents do not provide meaningful redress for violations of patents. As a result, protecting intellectual property in these countries is difficult and our competitors may successfully sell products in those countries that have functions and features that infringe on our intellectual property.

We may initiate claims or litigation against third parties in the future for infringement of our proprietary rights or to determine the scope and validity of our proprietary rights or the proprietary rights of competitors. These claims could result in costly litigation and divert the efforts of our technical and management personnel. As a result, our operating results could suffer and our financial condition could be harmed.

Our competitive position will be seriously damaged if we become party to lawsuits alleging that our products infringe the intellectual property rights of others.

Other companies, including our competitors, may currently own or obtain patents or other proprietary rights that might prevent, limit or interfere with our ability to make, use or sell our products. As a result, we may be found to infringe the intellectual property rights of others. In the event of a successful claim of infringement against us and our failure or inability to license the infringed technology, our business and operating results could be adversely affected. Any litigation or claims, whether or not valid, could result in substantial costs and diversion of our resources. An adverse result from intellectual property litigation could force us to do one or more of the following:

•	cease selling, incorporating or using products that incorporate the challenged intellectual property;

•	obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms, if at all; and

•	redesign products that incorporate the disputed technology.

If we are forced to take any of the foregoing actions, we could face substantial costs and shipment delays and our business could be seriously harmed. Although we carry general liability insurance, our insurance may not cover potential claims of this type or be adequate to indemnify us for all liability that may be imposed.

In addition, it is possible that our customers or end users may seek indemnity from us in the event that our products are found or alleged to infringe the intellectual property rights of others. Any such claim for indemnity could result in substantial expenses to us that could harm our operating results.

A third party has notified us of its intention to assert a claim for indemnification under an agreement we have with that party. Under the agreement, we may continue to be required to obtain a license to certain patented technologies at our expense and for the benefit of the third party. If the third party is sued for patent infringement, we may be required to defend the third party at our expense. In either case, we may incur costs that may impair our financial forecasts and competitive position.

We have also been asked to obtain a license from a third party in connection with that party’s portfolio of patents directed to wireless data communication technologies. If we fail to purchase this license, we may be sued for patent infringement. If we cannot negotiate favorable terms for the license, our financial position may be harmed.

Failure to adequately protect our trademark rights could cause us to lose market share and cause our sales to decline.

We sell our products under our brand name, Axesstel. We use our brand name to compete in the fixed wireless telecommunications market. We have expended significant resources promoting our brand name, and we have applied for a registered trademark in the United States for our brand name. However, registration of our brand name trademark could be denied, and if granted, such registration will not necessarily deter or prevent unauthorized use by others.

If other companies, including our competitors, use our brand name, consumers may not recognize us as the source of our products. This would reduce the value of goodwill associated with our brand name. This consumer confusion and the resulting reduction in goodwill could cause us to lose market share and cause our sales to decline.

We may face litigation that could significantly damage our business and financial condition.

In the telecommunications equipment industry, litigation increasingly has been used as a competitive tactic by both established companies seeking to protect their position in the market and by emerging companies attempting to gain access to the market. In this type of litigation, complaints may be filed on various grounds, such as antitrust, breach of contract, trade secret, copyright or patent infringement, patent or copyright invalidity, and unfair business practices. If we are required to defend ourselves against one or more of these claims, whether or not they have any merit, we are likely to incur substantial expense and management’s attention will be diverted from operations. This type of litigation also may cause confusion in the market and make our licensees and distributors reluctant to commit resources to our products. Any of these effects could harm our business and result in a decline in the value of your investment in our stock.

Our exclusive arrangements with some customers may limit our ability to sell our products to other potential customers in our target markets.

We have agreed with some of our customers not to sell products to competitors of our customers within specific geographic regions for specified periods of time. As a result of these exclusive arrangements, the number of service providers to which we can sell products is reduced in those geographic regions. We expect that our existing customers may continue to require, and new customers may require, us to agree to these exclusive arrangements, which could further limit our potential customer base. If we are required to continue to enter into these arrangements or we cannot obtain waivers of the exclusivity provisions of our existing arrangements, our ability to develop new customer relationships may be limited, which could harm our ability to develop new customer relationships and generate more revenues.

Changes in stock option accounting rules may adversely affect our reported operating results prepared in accordance with generally accepted accounting principles, our stock price and our efforts in recruiting additional employees.

Technology companies in general, and our company in particular, have a history of depending upon and using broad based employee stock option programs to hire, incentivize and retain employees in a competitive marketplace. Currently, we do not recognize compensation expense for stock options issued to employees or directors, except in limited cases involving modifications of stock options, and we instead disclose in the notes to our financial statements information about what such charges would be if they were expensed. An accounting standard setting body has recently adopted a new accounting standard that will require us to record equity-based compensation expense for stock options and employee stock purchase plan rights granted to employees based on the fair value of the equity instrument at the time of grant. We will be required to record these expenses beginning with the first quarter of the year ending December 31, 2006. The change in accounting rules will lead to a decrease in reported earnings, if we have earnings, or an increased loss, if we do not have earnings. This may negatively impact our future stock price. In addition, this change in accounting rules could impact our ability to utilize broad based employee stock plans to reward employees and could result in a competitive disadvantage to us in the employee marketplace.

In the event we are unable to address problems with our disclosure controls and procedures and our internal controls, our business could suffer.

In connection with the audit of our financial statements for the year ended December 31, 2003, our independent registered public accounting firm identified several matters relating to significant deficiencies in the design or operation of our internal controls, some of which were characterized as material weaknesses. A material weakness constitutes a greater deficiency than a significant deficiency. For the year ended December 31, 2003, and for each of the quarters within that year, these items had the potential to impair our ability to record, process, summarize and report financial data consistent with the assertions of our management in our financial statements. The material weaknesses identified involved our ability to classify costs by expense category and project, specifically in the areas of research and development, product development and engineering services. The significant deficiencies included a lack of formal month-end closings and financial reporting and analysis procedures for our San Diego, California operations.

In addition, these significant deficiencies contributed to a determination by our Audit Committee, in consultation with our independent auditors and our executive officers, to restate our financial statements from January 1, 2000 to June 30, 2004. This restatement included material changes to our consolidated balance sheets, consolidated statements of operations, stockholders’ equity and cash flows for the financial statements mentioned above. In the past, stockholders of other companies that have restated their financial statements sometimes have brought securities class action litigation against those companies. If we are required to defend ourselves against one or more lawsuits brought by our stockholders, whether or not they have any merit, we are likely to incur substantial expense and management’s attention will be diverted from operations. We believe that we have addressed the matters identified by our registered public accounting firm, but similar problems, or other deficiencies in our internal controls over financial reporting, could arise in the future.

We are subject to increased costs as a result of newly adopted accounting and SEC regulations.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, our management will be required by the end of 2006 to perform an evaluation of our internal controls over financial reporting and have our independent auditor attest to that evaluation. Compliance with these requirements is expected to be expensive and time consuming. If we fail to timely complete this evaluation, or if our independent auditors cannot timely attest to our evaluation, we could be subject to regulatory scrutiny and a loss of public confidence in our internal controls.

In designing and evaluating our internal controls over financial reporting, we recognize that any internal control or procedure, no matter how well designed and operated, can provide only reasonable assurance of achieving desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. No system of internal controls can be designed to provide absolute assurance of effectiveness and any material failure of internal controls over financial reporting could materially impact our reported financial results and the market price of our stock could significantly decline. In addition, adverse publicity related to a material failure of internal controls over financial reporting would have a negative impact on our reputation and business.

Our Chief Executive Officer beneficially owns approximately 14% of our outstanding common stock and ComVentures beneficially owns approximately 17% of our outstanding common stock, and each will be able to exert substantial influence over us and our major corporate decisions.

As of July 1, 2005, our Chief Executive Officer, Mike H.P. Kwon, beneficially owns approximately 14% of our outstanding common stock and ComVentures beneficially owns approximately 17% of our outstanding common stock. As a result of their respective ownership interests, Mr. Kwon and ComVentures each will have substantial influence over who is elected to our board of directors each year as well as whether we enter into any significant corporate transaction that requires stockholder approval.

This concentration of ownership may discourage, delay or prevent a change of control of our company, which could deprive our other stockholders of an opportunity to receive a premium for their stock as part of a sale of our company, could harm the market price of our common stock and could impede the growth of our company. In addition, Mr. Kwon’s employment agreement entitles him to be included on the recommended slate of directors nominated for election at our annual stockholder meetings so long as Mr. Kwon remains our Chief Executive Officer.

We may not address successfully the problems encountered in connection with any potential future acquisitions.

We expect to continue to consider opportunities to acquire or make investments in other technologies, products and businesses that could enhance our capabilities, complement our current products or expand the breadth of our markets or customer base. We have limited experience in acquiring other businesses and technologies. Potential and completed acquisitions and strategic investments involve numerous risks, including:

•	problems assimilating the purchased technologies, products or business operations;

•	problems maintaining uniform standards, procedures, controls and policies;

•	unanticipated costs associated with the acquisition;

•	diversion of management’s attention from our core business;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks associated with entering new markets in which we have no or limited prior experience;

•	potential loss of key employees of acquired businesses; and

•	increased legal and accounting costs as a result of the newly adopted rules and regulations related to the Sarbanes-Oxley Act of 2002.

If we fail to properly evaluate and execute acquisitions and strategic investments, our management team may be distracted from our day-to-day operations, our business may be disrupted and our operating results may suffer. In addition, if we finance acquisitions by issuing equity or convertible debt securities, our stockholders would be diluted.

Nevada law and provisions in our charter documents may delay or prevent a potential takeover bid that would be beneficial to common stockholders.

Our articles of incorporation and our bylaws contain provisions that may enable our board of directors to discourage, delay or prevent a change in our ownership or in our management. In addition, these provisions could limit the price that investors would be willing to pay in the future for shares of our common stock. These provisions include the following:

•	our board of directors may fill vacancies on the board of directors;

•	our stockholders are permitted to remove members of our board of directors only upon the vote of at least two-thirds of the outstanding shares of stock entitled to vote at a meeting called for such purpose;

•	stockholder proposals and nominations for directors to be brought before an annual meeting of our stockholders must comply with advance notice procedures, which require that all such proposals and nominations must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year;

•	a staggered board;

•	our bylaws provide that a special meeting of stockholders may be called only by our Chief Executive Officer, president or secretary, or by resolution of our board of directors; and

•	our board of directors is expressly authorized to make, alter or repeal our bylaws.

In addition, provisions of the Nevada Revised Statutes provide that a person acquiring a controlling interest in an issuing corporation, and those acting in association with such person, obtain only such voting rights in the control shares as are conferred by stockholders (excluding such acquiring and associated persons) holding a majority of the voting power of the issuing corporation. For purposes of these provisions, “issuing corporation” means a corporation organized in Nevada which has 200 or more stockholders of record, at least 100 of whom have addresses in Nevada on the corporation’s stock ledger, and does business in Nevada directly or through an affiliate, and “controlling interest” means the ownership of outstanding voting shares enabling the acquiring person to exercise (either directly or in association with others) one-fifth or more but less than one-third, one-third but less than a majority, or a majority or more of the voting power of the issuing corporation in the election of directors. Accordingly, the provisions could require multiple votes with respect to voting rights in share acquisitions effected in separate stages, and the effect of these provisions may be to discourage, delay or prevent a change in control of our company.

Risks Related to this Offering

Our stock price may be volatile and you may not be able to resell our shares at a profit or at all.

To date, there has been a limited public market for the shares of our common stock. The trading price of our common stock could fluctuate due to the factors discussed in this “Risk Factors” section and elsewhere in this prospectus. The trading market for our common stock also may be influenced by the research and reports that industry or securities analysts publish about us or our industry. If one or more of the analysts who cover us in the future were to publish an unfavorable research report or to downgrade our stock, our stock price likely would decline. If one or more of these analysts were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

In addition, the stock market in general, and technology companies in particular, have experienced extreme price and volume fluctuations. These trading prices and valuations may not be sustainable. These broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

Sales of common stock issuable on the exercise of outstanding options and warrants may depress the price of the common stock.

As of April 1, 2005, there were outstanding options and warrants to purchase 3,139,196 shares of our common stock, of which options and warrants for approximately 1,659,988 shares were exercisable at that time. The exercise prices for the options and warrants ranged at that time from $0.07 to $4.68 per share with a weighted average exercise price of approximately $2.11. Options and warrants to purchase approximately 1,479,208 shares will become exercisable over the next three years. In the future we may issue additional shares of common stock, convertible securities, options and warrants. The issuance of shares of common stock issuable upon the exercise of convertible securities, options or warrants could cause substantial dilution to holders of common stock. It also could negatively affect the terms on which we could obtain equity financing.

Future sales of our common stock may depress our stock price.

Sales by our current stockholders of a substantial number of shares, or the expectation that such sales may occur, could significantly reduce the market price of our common stock.

We have also registered pursuant to a separate registration statement on Form S-8 (File No. 333-123025), an additional 5,374,982 shares of our common stock that we may issue under our employee benefits plans that are not included in this reoffer prospectus. As a result, these shares can also be freely sold in the public market upon issuance, subject to volume and other restrictions under the securities laws applicable to our affiliates. If these stockholders cause a large number of securities to be sold in the public market, the sales could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital.

USE OF PROCEEDS

All shares of common stock sold pursuant to this prospectus will be sold by the selling stockholders for their own accounts. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders. We will receive proceeds from the selling stockholders upon their exercise of options to acquire the common stock being offered hereunder. Because the timing of our receipt of these proceeds is uncertain, we have no specific plans for their use.

SELLING STOCKHOLDERS

The table below presents certain information about persons for whom we are registering shares of our common stock for resale to the public. The table lists, in each case as of July 1, 2005:

1. the name of each selling stockholder;

2. the position, office, or other material relationship, if any, which the selling stockholder has had within the past three years with us or any of our predecessors or affiliates;

3. the number of shares each selling stockholder beneficially owns;

4. how many shares of common stock the selling stockholder may resell under this prospectus; and

5. assuming each selling stockholder sells all the shares listed next to his or its name and acquires no additional shares, how many shares of common stock each selling stockholder will beneficially own after completion of the offering.

The percent of beneficial ownership for each stockholder is based on 22,171,136 shares of our common stock outstanding as of July 1, 2005. Beneficial ownership is determined in accordance with rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Shares of common stock subject to options and warrants that are currently exercisable or exercisable within 60 days of July 1, 2005 are considered outstanding and beneficially owned by the person holding the option or warrant for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of any other person.

This table is based upon information supplied to us by the selling stockholders and information filed with the SEC. Except as otherwise indicated, we believe that the persons or entities named in the table have sole voting and investment power with respect to all shares of the common stock shown as beneficially owned by them, subject to community property laws where applicable.

The term “selling stockholder” includes the stockholders listed below and their transferees, pledgees, donees or other successors.

We may amend or supplement this prospectus from time to time in the future to update or change this list of selling stockholders and shares which may be resold.

	Total Beneficial Ownership Prior to the Offering				Shares to be Sold in the Offering	Beneficial Ownership after the Offering (1)

Selling Stockholder	Common Shares	Issuable Upon Conversion or Exercise	Total Beneficially Owned	Percent		Shares	Percent
Jai Bhagat (2)	45,000	0	45,000	*	45,000	0	*
Harry Casari (3)	48,000	0	48,000	*	45,000	3,000	*
Helen Chao (4)	12,550	13,333	25,883	*	50,000	0	*
Lixin Cheng (5)	30,000	108,333	138,333	*	280,000	0	*
Patrick Gray (6)	0	29,166	29,166	*	100,000	0	*
H. Clark Hickock (7)	10,000	22,500	32,500	*	280,000	0	*
Haydn Hsieh (8)	545,000	100,000	645,000	2.9%	45,000	600,000	2.7%
Jin Yong (Jason) Kim (9)	529,828	60,958	590,786	2.7%	533,447	62,881	*
Mike H.P. Kwon (10)	3,022,734	209,442	3,232,176	14.4%	1,092,914	2,449,971	11.0%
David Morash (11)	93,333	166,667	260,000	1.2%	600,000	10,000	*
Åke Persson (12)	45,000	0	45,000	*	45,000	0	*
Eric Schultz (13)	20,000	0	20,000	*	15,000	5,000	*
Seung Taik Yang (14)	45,000	0	45,000	*	45,000	0	*
Simon Yi (15)	70,000	1,666	71,666	*	80,000	0	*

TOTAL:					3,256,361

*	Represents less than 1% of the outstanding shares.
(1)	Assumes that all shares included in this prospectus are sold and that the selling stockholder does not acquire any additional shares of common stock.
(2)	The number of shares beneficially owned includes (i) 30,000 shares acquired by Mr. Bhagat in August 2003 for director services, which shares are deemed to be “restricted securities” and “control securities” under the Securities Act, and (ii) 15,000 shares acquired by Mr. Bhagat in November 2004 under the 2004 Equity Incentive Plan, which shares are deemed to be “restricted securities” and “control securities” under the Securities Act. Mr. Bhagat has served as a director of our company since August 2003.
(3)	The number of shares beneficially owned includes 45,000 shares acquired by Mr. Casari in November 2004 under the 2004 Equity Incentive Plan, which shares are deemed to be “restricted securities” and “control securities” under the Securities Act. Mr. Casari has served as a director of our company since August 2004.
(4)	The number of shares beneficially owned includes (i) 12,550 shares held by Ms. Chao’s spouse, (ii) shares underlying an option to purchase up to 30,000 shares of common stock acquired by Ms. Chao in June 2004 under the September 2002 Stock Option Plan, 10,000 shares of which are exercisable within 60 days of July 1, 2005 and are deemed to be “control securities” under the Securities Act, and (iii) shares underlying an option to purchase up to 20,000 shares of common stock acquired by Ms. Chao in December 2004 under the 2004 Equity Incentive Plan, 3,333 shares of which are exercisable within 60 days of July 1, 2005 and are deemed to be “control securities” under the Securities Act. Ms. Chao has served as our General Counsel since June 2004 and our Secretary since August 2004.
(5)	The number of shares beneficially owned includes (i) 30,000 shares acquired by Mr. Cheng in January 2004 as an inducement grant, which shares are deemed to be “restricted securities” and “control securities” under the Securities Act, (ii) shares underlying an option to purchase up to 200,000 shares of common stock acquired by Mr. Cheng in January 2004 under the September 2003 Stock Option Plan, 100,000 shares of which are exercisable within 60 days of July 1, 2005 and are deemed to be “control securities” under the Securities Act, and (iii) shares underlying an option to purchase up to 50,000 shares of common stock acquired by Mr. Cheng in December 2004 under the 2004 Equity Incentive Plan, 8,333 shares of which are exercisable within 60 days of July 1, 2005 and are deemed to be “control securities” under the Securities Act. Mr. Cheng served as our Executive Vice President and President of the fixed wireless division from January 2004 to June 2005, and has served as our Chief Sales Officer and President of the fixed wireless division since June 2005. Mr. Cheng also served as a director of our company from November 2004 to June 2005.
(6)

The number of shares beneficially owned includes (i) shares underlying an option to purchase up to 50,000 shares of common stock acquired by Mr. Gray in March 2004 under the September 2003 Stock Option Plan, 20,833 shares of which are exercisable within 60 days of July 1, 2005 and are deemed to be “control securities” under the Securities Act, and (ii) shares underlying an option to purchase up to 50,000 shares of common stock acquired by Mr. Gray in December 2004 under the 2004 Equity Incentive Plan, 8,333 shares of which are exercisable within 60 days of July 1, 2005 and are deemed to be “control securities” under the Securities Act. Mr. Gray has served as our Vice President, Controller since March 2004.

(7)	The number of shares beneficially owned includes (i) 10,000 shares acquired by Mr. Hickock in May 2005 under the 2004 Equity Incentive Plan, which shares are deemed to be “control securities” under the Securities Act, and (ii) shares underlying an option to purchase up to 270,000 shares of common stock acquired by Mr. Hickock in April 2005 under the 2004 Equity Incentive Plan, 22,500 shares of which are exercisable within 60 days of July 1, 2005 and are deemed to be “control securities” under the Securities Act. Mr. Hickock has served as our Chief Operating Officer since May 2005.
(8)	The number of shares beneficially owned includes (i) 30,000 shares acquired by Mr. Hsieh in May 2004 for director services, which shares are deemed to be “restricted securities” and “control securities” under the Securities Act, (ii) 15,000 shares acquired by Mr. Hsieh in November 2004 under the 2004 Equity Incentive Plan, which shares are deemed to be “restricted securities” and “control securities” under the Securities Act, (iii) 500,000 shares held by Wistron NeWeb Corporation (WNC), of which Mr. Hsieh is the President and Chief Executive Officer, and (iv) 100,000 shares subject to a warrant held by WNC that is exercisable within 60 days of July 1, 2005. Mr. Hsieh has served as a director of our company since August 2003.
(9)	The number of shares beneficially owned includes (i) 466,947 shares acquired by Mr. Kim in January 2005 upon the exercise of stock options acquired under the 2001 Stock Option Plan, which shares are deemed to be “restricted securities” under the Securities Act, and (ii) shares underlying an option to purchase up to 66,500 shares of common stock acquired by Mr. Kim in September 2002 under the September 2002 Stock Option Plan, 60,958 shares of which are exercisable within 60 days of July 1, 2005, which shares may be deemed to be “control securities” under the Securities Act. Mr. Kim has served as our Executive Vice President since September 2002, and also served as a director of our company from September 2002 until August 2004.
(10)	The number of shares beneficially owned includes (i) an aggregate of 572,763 shares acquired by Mr. Kwon in October 2004 and January 2005 upon the exercise of stock options acquired under the 2001 Stock Option Plan, which shares are deemed to be “restricted securities” and “control securities” under the Securities Act, (ii) shares underlying options to purchase up to an aggregate of 62,933 shares acquired by Mr. Kwon under the 2001 Stock Option Plan, all of which shares are exercisable within 60 days of July 1, 2005 and are deemed “control securities” under the Securities Act, (iii) shares underlying an option to purchase up to 104,500 shares of common stock acquired by Mr. Kwon in September 2002 under the September 2002 Stock Option Plan, 95,791 shares of which are exercisable within 60 days of July 1, 2005 and are deemed “control securities” under the Securities Act, (iv) shares underlying an option to purchase up to 300,000 shares of common stock acquired by Mr. Kwon in June 2005 under the 2004 Equity Incentive Plan, no shares of which are exercisable within 60 days of July 1, 2005 but all of which are deemed “control securities” under the Securities Act, and (v) shares underlying a warrant to purchase up to 65,974 shares of common stock that is exercisable within 60 days of July 1, 2005. Mr. Kwon has served as our Chairman of the Board, our Chief Executive Officer and as a director of our company since September 2002.
(11)	The number of shares beneficially owned includes (i) 83,333 shares acquired in July 2004 upon the partial exercise of a stock option issued under the March 2003 Stock Option Plan to purchase up to an aggregate of 500,000 shares, which shares are deemed “restricted securities” and “control securities” under the Securities Act, (ii) shares underlying an option to purchase up to 500,000 shares of common stock acquired by Mr. Morash in January 2004 under the March 2003 Stock Option Plan, 166,667 shares of which are exercisable within 60 days of July 1, 2005 and are deemed to be “control securities” under the Securities Act, and (iii) shares underlying an option to purchase up to 100,000 shares of common stock acquired by Mr. Morash in June 2005 under the 2004 Equity Incentive Plan, no shares of which are exercisable within 60 days of July 1, 2005, but all of which are deemed to be “control securities” under the Securities Act. Mr. Morash served as our President, Chief Operating Officer and Acting Chief Financial Officer from January 2004 to May 2005, and as our President and Chief Financial Officer since May 2005. Mr. Morash has also served as a director of our company since March 2004.
(12)	The number of shares beneficially owned includes 45,000 shares acquired by Mr. Persson in November 2004 under the 2004 Equity Incentive Plan, which shares are deemed to be “restricted securities” and “control securities” under the Securities Act. Mr. Persson has served as a director of our company since November 2004.
(13)	The number of shares beneficially owned includes 15,000 shares acquired by Mr. Schultz in November 2004 under the 2004 Equity Incentive Plan, which shares are deemed to be “restricted securities” and “control securities” under the Securities Act. Mr. Schultz served as a director of our company from August 2004 to June 2005.

(14)	The number of shares beneficially owned includes (i) 30,000 shares acquired by Dr. Yang in August 2003 for director services, which shares are deemed to be “restricted securities” and “control securities” under the Securities Act, and (ii) 15,000 shares acquired by Dr. Yang in November 2004 under the 2004 Equity Incentive Plan, which shares are deemed to be “restricted securities” and “control securities” under the Securities Act. Dr. Yang has served as a director of our company since August 2003.
(15)	The number of shares beneficially owned includes (i) 70,000 shares acquired by Mr. Yi in January 2003 as an inducement grant, which shares are deemed to be “restricted securities” under the Securities Act, and (ii) shares underlying an option to purchase up to 10,000 shares of common stock acquired by Mr. Yi in December 2004 under the 2004 Equity Incentive Plan, 1,666 shares of which are exercisable within 60 days of July 1, 2005, which shares may be deemed to be “control securities” under the Securities Act. Mr. Yi has served as an employee of our company since January 2003.

PLAN OF DISTRIBUTION

The selling stockholders and their successors, including their transferees, pledgees or donees, may sell the shares covered by this prospectus from time to time for their own accounts. They will act independently of us in making decisions regarding the timing, manner and size of each sale. They may sell their shares on the American Stock Exchange or other exchanges, markets or trading facilities on which the shares are traded, including in the over-the-counter market, or in privately negotiated transactions. They may sell their shares directly or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholder or from the purchasers of the shares. The compensation received by a particular underwriter, broker, dealer or agent might exceed customary commissions.

The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale or at negotiated prices.

The selling stockholders may sell their shares through any of the following methods or any combination of these methods:

•	purchases by a broker or dealer as a principal and resale by that broker or dealer for its own account under this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers, which may include long or short sales made after the effectiveness of the registration statement of which this prospectus is a part;

•	cross trades or block trades in which the broker or dealer engaged to make the sale will attempt to sell the securities as an agent, but may position and resell a portion of the block as a principal to facilitate the transaction;

•	sales to broker-dealers who agree with the selling stockholder to sell a specified number of shares at a stipulated price per share;

•	through the writing of options;

•	settlement of short sales;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales made through agents;

•	privately negotiated transactions;

•	any combination of the above transactions; or

•	any other lawful method.

In addition, any securities covered by this prospectus which qualify for sale in compliance with Rule 144 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), may be sold under Rule 144 rather than under this prospectus.

The selling stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In these transactions, broker-dealers may engage in short sales of common stock in the course of hedging the positions they assume with the selling stockholder.

The selling stockholders also may sell shares short and redeliver the shares to close out such short positions. They may enter into options or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer the shares covered by this prospectus (which may be amended or supplemented to reflect the transaction). The selling stockholders also may loan or pledge the shares to a broker-dealer or another financial institution. If the selling stockholders default on the loan or the obligation secured by the pledge, the broker-dealer or institution may sell the shares so loaned or pledged under this prospectus (which may be amended or supplemented to reflect the transaction).

Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders. Broker-dealers or agents may also receive compensation from the purchasers for whom they act as agents or to whom they sell as principals, or both. Compensation received by a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale.

Broker-dealers or agents and any other participating broker-dealers or the selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act in connection with sales of shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act.

Each selling stockholder who is a broker-dealer or an affiliate of a broker-dealer has advised us that it has not entered into any agreements, understandings or arrangements, directly or indirectly, with any underwriters, broker-dealers or other persons regarding the sale of their securities and that there is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successor in interest as a selling stockholder under this prospectus.

We are bearing all costs of registering the shares under the Securities Act, including registration and filing fees, printing expenses, administrative expenses and certain legal and accounting fees.

The selling stockholders will bear all selling expenses, including discounts, commissions or other amounts payable to underwriters, dealers or agents as well as fees and disbursements for legal counsel retained by any selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of shares against liabilities, including liabilities arising under the Securities Act.

Because the selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. If we are required to supplement this prospectus or post-effectively amend the registration statement to disclose a specific plan of distribution of the selling stockholder, the supplement or amendment will describe the particulars of the plan of distribution, including the shares of common stock, purchase price and names of any agent, broker, dealer or underwriter or arrangements relating to any such an entity or applicable commissions.

Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), no person engaged in the distribution of the shares may simultaneously engage in market making activities with respect to our common stock for a restricted period before the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the associated rules and regulations promulgated under the Exchange Act, including Regulation M, the provisions of which may limit the timing of purchases and sales of the shares by the selling stockholders.

We will make copies of this prospectus available to the selling stockholders and have informed the selling stockholders of the need to deliver copies of this prospectus to purchasers at or before the time of any sale of the shares.

Our common stock is traded on the American Stock Exchange under the symbol “AFT”. The transfer agent for our shares of common stock is Transfer On-Line, located at 317 Southwest Alder Street, 2nd Floor, Portland, OR 97204, telephone number is (503) 227-2950.

LEGAL MATTERS

The validity of the issuance of the shares of common stock in this offering will be passed upon for us by Sheppard, Mullin, Richter & Hampton LLP, San Diego, California.

EXPERTS

Our consolidated financial statements incorporated into this prospectus by reference from our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission (“SEC”) on February 4, 2005, have been audited by our independent registered public accounting firm, Gumbiner Savett Inc., as stated in their report dated January 28, 2005, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

AVAILABILITY OF ADDITIONAL INFORMATION

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy this information at the public reference room of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, DC 20549. You may also obtain copies of this information by mail from the public reference room of the SEC, 450 Fifth St., N.W., Room 1024, Washington, DC 20549, at prescribed rates. You may obtain information on the operation of the public reference room by calling the SEC at (800) SEC-0330.

The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers like us who file electronically with the SEC. The address of that website is http://www.sec.gov.

We are providing this prospectus in connection with a registration statement on Form S-8 filed or to be filed with the SEC in July 2005 (the “Registration Statement”). The Registration Statement has some information not contained in this prospectus. You can obtain a copy of the Registration Statement by following the instructions in the previous two paragraphs.

Axesstel, Inc. is a Nevada corporation which maintains its principal executive office at 6815 Flanders Drive, Suite 210, San Diego, California 92121. The telephone number at the executive offices is (858) 625-2100.

We will provide to you, upon written or oral request and without charge:

•	A copy of any document incorporated by reference into the Registration Statement (excluding exhibits to any such documents unless such documents are specifically referred to in the Registration Statement).

•	A copy of our most recent Annual Report to Shareholders (or such alternative document as Rule 428(b)(2) under the Securities Act permits).

•	Copies of all reports, proxy statements and other communications distributed by us to our shareholders generally.

•	Copies of all documents that constitute a part of this prospectus required to be delivered to any of the selling stockholders.

You can request copies from Mr. David Morash, President and Chief Financial Officer, Axesstel, Inc., 6815 Flanders Drive, Suite 210, San Diego, California 92121, (858) 625-2100.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We filed a registration statement with the SEC in August 2005 with respect to the shares being resold by the selling stockholders. The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you simply by referring you to those documents. The information so incorporated by reference is deemed to be part of this prospectus, and subsequent information we file with the SEC will update and supersede this information.

This prospectus incorporates by reference the following documents we have filed with the SEC:

•	Our Annual Report on Form 10-KSB for the year ended December 31, 2004, filed with the SEC on February 4, 2005;

•	Our Quarterly Report on Form 10-QSB for the quarter ended April 1, 2005, filed with the SEC on May 16, 2005;

•	Our Current Reports on Form 8-K filed with the SEC on January 12, 2005, January 28, 2005 (as amended on February 1, 2005), February 7, 2005 (except for any information furnished under Item 2.02 that is not being incorporated), February 10, 2005 (as amended on February 22, 2005), February 22, 2005, March 4, 2005; April 5, 2005, April 14, 2005, April 28, 2005, May 3, 2005, June 1, 2005, June 22, 2005, July 1, 2005, and July 21, 2005;

•	The description of our common stock, which is contained in the Registration Statement on Form 8-A filed with the SEC on April 28, 2004 (File No. 001-32160); and

•	All documents that we subsequently file pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, after the date of the Registration Statement on Form S-8 to which this prospectus relates and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus – including the sections entitled “Prospectus Summary” and “Risk Factors” – contains forward-looking statements. These statements relate to future events, our future financial performance, growth of our target market and growth of the worldwide telecommunications markets, future demand for our products, the acceptance and growth of CDMA-based wireless systems and similar expectations. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

You can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continues” or the negative of these terms or other comparable terminology. These risks and other factors include those listed under “Risk Factors” and elsewhere in this prospectus. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on any forward-looking statements as they reflect our management’s view only as of the date of this prospectus. We will not update any forward-looking statements to reflect events or circumstances that occur after the date on which such statement is made.

This prospectus may contain statistical data that we obtained from industry sources. These sources generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy or completeness of the information. Although we believe that the industry sources are reliable, we have not independently verified their data.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents are hereby incorporated by reference into this registration statement:

•	Our Annual Report on Form 10-KSB for the year ended December 31, 2004, filed with the SEC on February 4, 2005;

•	Our Quarterly Report on Form 10-QSB for the quarter ended April 1, 2005, filed with the SEC on May 16, 2005;

•	Our Current Reports on Form 8-K filed with the SEC on January 12, 2005, January 28, 2005 (as amended on February 1, 2005), February 7, 2005 (except for any information furnished under Item 2.02 that is not being incorporated), February 10, 2005 (as amended on February 22, 2005), February 22, 2005, March 4, 2005; April 5, 2005, April 14, 2005, April 28, 2005, May 3, 2005, June 1, 2005, June 22, 2005, July 1, 2005 and July 21, 2005; and

•	The description of our common stock, which is contained in the Registration Statement on Form 8-A filed with the SEC on April 28, 2004 (File No. 001-32160).

In addition, all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, after the date of this registration statement and prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, will be incorporated by reference into this registration statement from the date of filing of such documents.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is or deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

Item 4. Description of Securities.

Not applicable.

Item 5. Interests of Named Experts and Counsel.

Not applicable.

Item 6. Indemnification of Directors and Officers.

As permitted by Section 78.7502 of the Nevada Revised Statutes, our articles of incorporation provide that no director or officer of our company shall be liable to our company for breach of his or her fiduciary duty as director or officer unless:

•	The director’s or officer’s act or failure to act constitutes a breach of his or her fiduciary duties as a director or officer and involves intentional misconduct, fraud or a knowing violation of law; or

•	The director’s or officer’s act involves the payment of dividends in violation of Section 78-300 of the Nevada Revised Statutes.

Our articles of incorporation also provide that no amendment or repeal of the articles of incorporation shall apply to or have any effect on the exculpation from liability provided thereunder for or with respect to claims arising from acts or omissions occurring before the effective date of such amendment or repeal.

Our bylaws provide that we shall indemnify to the full extent authorized by law any person made or threatened to be made a party to an action or a proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person or such person’s legal representative was or is one of our (or any of our predecessors) directors or officers or serves or served any other enterprise as a director, officer, employee, agent, partner or fiduciary at our or our predecessor’s request. Our bylaws also provide that we must pay the expenses that any of our officers or directors incurred in defending a civil or criminal action, suit or proceeding as they are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to indemnification by us. Our bylaws also provide that we may enter into one or more agreements with any person which provides for indemnification greater or different than that provided in such bylaws. Our bylaws provide that an officer or director may not be entitled to indemnification if a final adjudication establishes that his or her acts or omissions involved intentional misconduct, fraud or a knowing violation of law and was material to the action, unless the court determines, in view of all the circumstances, the director or officer is fairly and reasonably entitled to indemnity for any expenses. Our bylaws further provide that any changes to the indemnification provisions adverse to any director or officer shall apply only on a prospective basis and must be approved by our stockholders or the unanimous vote of our directors.

We have entered into and expect to continue to enter into indemnification agreements with certain of our directors and officers. Generally, these agreements attempt to provide the maximum protection permitted by law with respect to indemnification. The indemnification agreements provide that we will maintain directors’ and officers’ liability insurance in reasonable amounts from established insurers, subject to certain limitations. The indemnification agreements also provide for partial indemnification for a portion of expenses incurred by a director or officer even if the director or officer is not entitled to indemnification for the total amount. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

We currently maintain insurance on behalf of any person who is a director or officer against any loss arising from any claim asserted against him and incurred by him in any such capacity, subject to certain exclusions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was a director, officer, employee or other agent of Axesstel or is or was serving at our request as a director, officer, employee or agent of another entity regarding which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

Item 7. Exemption From Registration Claimed.

Not applicable.

Item 8. Exhibits.

Exhibit Number	Description of Document
4.1	Specimen Common Stock Certificate (1)

4.2	2004 Equity Incentive Plan (2)

4.3	Form of Stock Option Agreement (2004 Equity Incentive Plan) (3)

4.4	Form of Stock Award Agreement (2004 Equity Incentive Plan) (4)

4.5	Form Notice of Grant of Stock Option (September 2002 Stock Option Plan, March 2003 Stock Option Plan and September 2003 Stock Option Plan) (5)

4.6	Form Stock Option Agreement (September 2002 Stock Option Plan, March 2003 Stock Option Plan and September 2003 Stock Option Plan) (6)

4.7	2001 Stock Option Plan (7)

4.8	Form Notice of Grant of Stock Option (2001 Stock Option Plan) (8)

4.9	Form Notice of Stock Option Agreement (2001 Stock Option Plan) (9)

4.10	Form Warrant Agreement (10)

5.1	Opinion of Sheppard, Mullin, Richter & Hampton LLP

23.1	Consent of Sheppard, Mullin, Richter & Hampton LLP (included in Exhibit 5.1)

23.2	Consent of Gumbiner Savett Inc.

24.1	Power of Attorney (included on the signature page to this Registration Statement)

(1)	Incorporated by reference to Exhibit 4.1 to the Form SB-2/A, File No. 333-119760, dated February 4, 2005.
(2)	Incorporated by reference to Exhibit 10.42 to the Form SB-2/A, File No. 333-119760, dated October 29, 2004.
(3)	Incorporated by reference to Exhibit 99.3 of the Form 8-K filed on January 12, 2005.
(4)	Incorporated by reference to Exhibit 99.4 of the Form 8-K filed on January 12, 2005.
(5)	Incorporated by reference to Exhibit 10.39 to the Form SB-2/A, File No. 333-119760, dated October 29, 2004.
(6)	Incorporated by reference to Exhibit 10.40 to the Form SB-2/A, File No. 333-119760, dated October 29, 2004.
(7)	Incorporated by reference to Exhibit 10.36 to the Form SB-2/A, File No. 333-119760, dated October 29, 2004.
(8)	Incorporated by reference to Exhibit 10.37 to the Form SB-2/A, File No. 333-119760, dated October 29, 2004.
(9)	Incorporated by reference to Exhibit 10.38 to the Form SB-2/A, File No. 333-119760, dated October 29, 2004.
(10)	Incorporated by reference to Exhibit 10.43 to the Form SB-2/A, File No. 333-119760, dated October 29, 2004.

Item 9. Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on this 28th day of July, 2005.

AXESSTEL, INC.

By:	/s/ MIKE H.P. KWON
Mike H.P. Kwon
Chairman of the Board and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Mike H.P. Kwon and David L. Morash, and each of them, the undersigned’s true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for the undersigned and in his name, place and stead, in any and all capacities (including the undersigned’s capacity as a director and/or officer of Axesstel, Inc.), to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, acting alone, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Name	Title	Date
/S/ MIKE H.P. KWON Mike H.P. Kwon	Chairman of the Board (Director) and Chief Executive Officer (Principal Executive Officer)	July 28, 2005

/S/ DAVID L. MORASH David L. Morash	Director, President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	July 28, 2005

/S/ JAI BHAGAT Jai Bhagat	Director	July 28, 2005

/S/ HARRY CASARI Harry Casari	Director	July 28, 2005

/S/ HAYDN HSIEH Haydn Hsieh	Director	July 28, 2005

/S/ ÅKE PERSSON Åke Persson	Director	July 28, 2005

/S/ SEUNG TAIK YANG Seung Taik Yang	Director	July 28, 2005

INDEX OF EXHIBITS

Exhibit Number	Description of Document
4.1	Specimen Common Stock Certificate (1)

4.2	2004 Equity Incentive Plan (2)

4.3	Form of Stock Option Agreement (2004 Equity Incentive Plan) (3)

4.4	Form of Stock Award Agreement (2004 Equity Incentive Plan) (4)

4.5	Form Notice of Grant of Stock Option (September 2002 Stock Option Plan, March 2003 Stock Option Plan and September 2003 Stock Option Plan) (5)

4.6	Form Stock Option Agreement (September 2002 Stock Option Plan, March 2003 Stock Option Plan and September 2003 Stock Option Plan) (6)

4.7	2001 Stock Option Plan (7)

4.8	Form Notice of Grant of Stock Option (2001 Stock Option Plan) (8)

4.9	Form Notice of Stock Option Agreement (2001 Stock Option Plan) (9)

4.10	Form Warrant Agreement (10)

5.1	Opinion of Sheppard, Mullin, Richter & Hampton LLP

23.1	Consent of Sheppard, Mullin, Richter & Hampton LLP (included in Exhibit 5.1)

23.2	Consent of Gumbiner Savett Inc.

24.1	Power of Attorney (included on the signature page to this Registration Statement)

(1)	Incorporated by reference to Exhibit 4.1 to the Form SB-2/A, File No. 333-119760, dated February 4, 2005.
(2)	Incorporated by reference to Exhibit 10.42 to the Form SB-2/A, File No. 333-119760, dated October 29, 2004.
(3)	Incorporated by reference to Exhibit 99.3 of the Form 8-K filed on January 12, 2005.
(4)	Incorporated by reference to Exhibit 99.4 of the Form 8-K filed on January 12, 2005.
(5)	Incorporated by reference to Exhibit 10.39 to the Form SB-2/A, File No. 333-119760, dated October 29, 2004.
(6)	Incorporated by reference to Exhibit 10.40 to the Form SB-2/A, File No. 333-119760, dated October 29, 2004.
(7)	Incorporated by reference to Exhibit 10.36 to the Form SB-2/A, File No. 333-119760, dated October 29, 2004.
(8)	Incorporated by reference to Exhibit 10.37 to the Form SB-2/A, File No. 333-119760, dated October 29, 2004.
(9)	Incorporated by reference to Exhibit 10.38 to the Form SB-2/A, File No. 333-119760, dated October 29, 2004.
(10)	Incorporated by reference to Exhibit 10.43 to the Form SB-2/A, File No. 333-119760, dated October 29, 2004.